Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 MARKET ANNOUNCEMENT

São Paulo, December 13, 2018 – Ultrapar Participações S.A. (“Ultrapar” or “Company”) announces its investment plan for 2019, approved by its Board of Directors.

Ultrapar’s investment plan for 2019 amounts to R$ 1,762 million and demonstrates the Company’s commitment to the sustainable growth of its business and to operational excellence.

Organic investment plan¹

Million BRL	2019
Ipiranga	824
Oxiteno	319
Ultragaz	279
Ultracargo	161
Extrafarma	158
Others	20
Total	1,762

[1]	Net of disposals, excluding acquisitions

At Ipiranga, the investment approved amounts to R$ 824 million, of which approximately 50% will be invested in expansion of the distribution network through the addition of service stations and of am/pm and Jet Oil franchises, as well as the development of its logistics infrastructure, with the construction of two and expansion of three logistics facilities. The remaining 50% are destined to maintenance and modernization of its activities, mainly in the renewal of contracts with clients and IT systems to support its operations.

Oxiteno’s investment plan will be deployed mainly in the maintenance and technological updating of its industrial units and its information systems, aiming at efficiency gains and increased productivity.

At Ultragaz, the investment plan includes R$ 279 million to be invested in (i) capturing of new clients in the bottled and bulk segment, (ii) replacement and purchase of LPG bottles, (iii) expansion and maintenance of filling plants, and (iv) IT to support growth and quality of its operations.

Ultracargo will invest R$ 161 million in the expansion of Itaqui and Santos terminals, which will increase Ultracargo’s total capacity by 16% throughout the second half of 2019, and in the continuous improvement in safety and maintenance of the infrastructure of its terminals.

Extrafarma plans to invest R$ 158 million in the opening of new stores, in the expansion of its logistics infrastructure and in IT.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2018

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market Announcement)